March 26, 2013

Thomas Conner, Esq.
Reed Smith LLP
Suite 1100 – East Tower
1301 K Street, N.W.
Washington, D.C. 20005-3373

>   RE: MetLife Investors USA Insurance Company:
>   MetLife Investors USA Separate Account A
>   Series L-4 Year
>   Initial Registration Statement filed on Form N-4
>   File Nos. 811-03365 and 333-186204
>
>   First MetLife Investors Insurance Company:
>   First MetLife Investors Variable Annuity Account One
>   Class L-4 Year
>   Initial Registration Statement filed on Form N-4
>   File Nos. 811-08306 and 333-186216

Dear Mr. Conner:

The staff reviewed the above-referenced initial registration statements, which the Commission received on January 25, 2013. We have given the registration statements selective review. Based on our review, we have the following comments. Unless noted otherwise, page references are to the pages in the marked courtesy copy of the MetLife Investors USA Separate Account A Series L-4 Year (the "L-4") prospectus provided to the staff, and Item references are to the item numbers set forth in Form N-4.

In addition, the comments provided below, unless stated otherwise, also apply to the First MetLife Investors Variable Annuity Account One Class L-4 Year (the "NY L-4") prospectus.

GENERAL

1.   Please disclose to the staff whether there are any types of guarantees (*e.g.*, as to any of the insurance company's obligations under the contract) or will the company be solely responsible for paying out on any such obligations. Please also advise the staff whether there are any support agreements with third parties pertaining to the capitalization of the company.

2.   Please confirm that once the contract name is revised to include the appropriate date, the Class identifier will be revised accordingly.

PROSPECTUS

3.   Front Cover Page

    a.   Please confirm that the prospectus date on the front cover page will be approximately the same as the date of effectiveness.

    b.   Please reconcile the second paragraph of the NY L-4 with the corresponding paragraph of the L-4 where the NY L-4 specifically identifies the guaranteed account option offered in connection with the EDCA, but the L-4 does not. If this disparity is intentional, please explain.

4.   Throughout the prospectus for the NY L-4, please be consistent when using special terms. For example, "Accumulation Phase" is upper and lower cased in the second paragraph under "Highlights" on page 6.

5.   Fee Tables and Examples (page 8)

Please revise the second sentence in footnote 3 to the GWB rider fee table on page 10 to state that the Total Guaranteed Withdrawal Amount is adjusted for subsequent Purchase Payments and withdrawals as explained in "Total Guaranteed Withdrawal Amount" on page 39.

6.   Purchase (page 17)

    a.   Please expand the last paragraph under "Purchase Payments" on page 17 to better explain the exact circumstances under which the company may "reject any application or Purchase Payment and to limit future Purchase Payments" and the extent to which it may do so.

    b.   The term "GWB" is defined in the first paragraph under "Highlights" on page 6. Please use this term consistently throughout the prospectus. For example, please refer to the second to last paragraph under "Purchase Payments" appearing on page 18 and compare the first sentence under "Investment Allocation Restrictions for the GWB Rider" on page 18 with the remainder of that subsection.

    c.   For the NY L-4, please clarify the meaning of the term "default funding options" as described in the last paragraph under "2. Enhanced Dollar Cost Averaging (EDCA) Program" on page 28. In doing so, please reconcile the description of the consequences of termination or death in that paragraph with the corresponding paragraph in the L-4 prospectus on page 29.

7.   Guaranteed Withdrawal Benefit (page 38)

a.   Please note that the L-4 and NY L-4 prospectuses both include Appendices B and C to provide examples, respectively, of the EDCA and optional death benefits associated with each contract. Therefore, given the more complex nature of the GWB rider, the staff strongly recommends providing at least some rudimentary examples in the prospectus to better illustrate the basic operations of the GWB rider.

b.   Please highlight the last sentence of the second paragraph under "Summary of the Guaranteed Withdrawal Benefit Rider" on page 39.

c.   Please note that the prospectus included in this filing offers only one version of the GWB rider. In light of this, the subsection "Different Versions of the GWB" and the use of the GWB Rate Table are confusing. Please delete the applicable subsection and other references to other "versions" of the GWB rider and include the information provided by the rate table directly into the applicable narrative.

d.   Please revise the bolded risk disclosure in the paragraph preceding and the paragraph under "Remaining Guaranteed Withdrawal Amount" to more fully explain the impact that taking an Excess Withdrawal may have on the Annual Benefit Payment by significantly reducing the Total and Remaining Guaranteed Withdrawal Amounts.

e.   In the second bullet point under "Annual Benefit Payment – It is important to note:" beginning on page 40, please clarify the second sentence by further explaining that the longer one waits to begin taking withdrawals, the higher the Withdrawal Rate will be.

Please also clarify the last sentence of the same bullet point by further explaining how delaying the first withdrawal results in the Owner paying for a benefit he/she is not using, *i.e.*, would the age of the Owner be a factor as well?

f.   In the first sentence of the second paragraph under "Required Minimum Distributions" on page 41, please confirm the accuracy of the use of "and/or." Based on disclosure under "Use of Automated Required Minimum Distribution Program …" on page 45, it does not appear that election solely of the Systematic Withdrawal Program allows for the Annual Benefit Amount to equal the applicable required minimum distributions of a particular Owner.

Toward the end of the same first sentence, please clarify the latter "withdrawal" appearing in the phrase "at the time of each withdrawal by the amount of the withdrawal.

g. In item (1) under "Withdrawal Enhancement Feature" on page 42, please be more specific as to the "90 days" prerequisite, *i.e.*, is it referring to consecutive days or a total within a limited period of time?

h. The fourth to last paragraph under the "Withdrawal Enhancement Feature" on page 42 explains how the value of the Annual Benefit Payment is recalculated to equal the greater of item (a) or (b).

Please explain supplementally to the staff under what circumstances item (b) would be greater than item (a).

i. The GWB section makes repeated references to the time period of 120 days from the issue date. For example, please refer to the penultimate paragraph of the summary on page 39 and to the latter paragraphs under "Cancellation and Guaranteed Principal Adjustment" on page 43.

It also explains that, while the rider is in effect, Purchase Payments are limited to the GWB Purchase Payment Period which, according to the GWB Rate Table on page 47, is also 120 days from the issue date.

Therefore, please advise supplementally to the staff whether the references to "120 days" are all references to the GWB Purchase Payment Period or are they references to other 120-day periods. If the former, please make that fact clear where "120 days" appears.

j. In light of the "Restrictions on Subsequent Purchase Payments" disclosure on page 43, please revise the penultimate sentence in the paragraph preceding "Investment Allocation Restrictions" on page 43. The current disclosure is unclear as to whether Purchase Payments made after 120 days affect whether a benefit is due.

8.   Death Benefit (page 48)

Please refrain from references to "versions" of each death benefit rider in the second paragraph and include disclosure in the registration statement that identifies those states where the riders are not currently available.

STATEMENT OF ADDITIONAL INFORMATION ("SAI")

9. In the second paragraph after the sales compensation table under "Distribution" on page 4, the last sentence refers to First MetLife Investors Insurance Company and MetLife Investors Insurance Company as affiliates.

Please reconcile this with the corresponding sentence in the NY L-4 SAI where it refers to MetLife Investors Insurance Company, MetLife Investors USA Insurance Company and MetLife Insurance Company of Connecticut as affiliates, *i.e.*, the L-4 leaves out the Connecticut affiliate, but the NY L-4 includes it.

PART C

10.   Please explain supplementally to the staff why the Index to Exhibits for the NY L-4 includes the following exhibits with the initial registration statement but the L-4 incorporates them by reference to a prior filing.

> 4(xix)   Form of Guaranteed Withdrawal Benefit Rider

> 4(xx)   Form of Guaranteed Withdrawal Benefit Rider - Withdrawal Rate Enhancement

> 4(xxi)   Form of Contract Schedule for Guaranteed Withdrawal Benefit – Rider Specifications

> 4(xxii) Form of Contract Schedule for Guaranteed Withdrawal Benefit

11.   Financial Statements, Exhibits, and Certain Other Information

Any financial statements, exhibits, and any other required disclosure not included in this registration statement must be filed by pre-effective amendment to the registration statement.

12.   Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant is in possession of all facts relating to the registrant's disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

****

Responses to these comments should be made in a letter to the staff and in a pre-effective amendment to the registration statement. If you believe that you do not need to change the registration statement in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any amendments to it. After we have resolved all issues, the registrant and its underwriter must both request that the effective date of the registration statement be accelerated.

If you have any questions, you are welcome to call me at (202) 551-6767. Mail or deliveries should include reference to Mail Stop 8629 and should include all nine digits of the following zip code: 20549-8629. My facsimile number is (202) 772-9285.

Sincerely,

Sonny Oh
Senior Counsel
Insured Investments Office